EXHIBIT 99.1

Public mandatory bid for Eesti Telekom closed

Following the share purchase in Eesti Telekom late December 2004, TeliaSonera's ownership in Eesti Telekom exceeded 50 percent, enabling TeliaSonera to consolidate the company. Through the consolidation of Eesti Telekom, TeliaSonera has achieved its primary objective and strengthened its position as the leading telecom group in the Nordic and Baltic countries.

Upon exceeding the 50 percent threshold, TeliaSonera was obliged to launch a mandatory public offer for all Eesti Telekom shares in accordance with the Securities Market Act of Estonia. The offer has now been concluded and 352,857 shares were acquired. Hence the holding remains at slightly above 50 percent.

"We are pleased with having been able to consolidate Eesti Telekom in TeliaSonera," says Kenneth Karlberg, President TeliaSonera Norway, Denmark and the Baltic countries. "Eesti Telekom has continued to show good results and contribute positively towards our Nordic and Baltic strategy."

For further information journalists can contact:
TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

-------------------------------------------------------------------------------
This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:
http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=75699&fn=wkr0001.pdf